

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2011

Via E-mail
Pamela C. Piarowski
Chief Financial Officer
Harris Preferred Capital Corporation
111 West Monroe Street
Chicago, Illinois 60603

> **Re: Harris Preferred Capital Corporation**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 001-13805**

Dear Mr. Piarowski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Signatures

1.   In future periodic filings, please include the signatures of your principal executive officer, principal financial officer and principal accounting officer or controller. Please refer to Instruction D(2)(a) of Form 10-K for guidance.

2.   Please note that the name of each person who signs your Form 10-K must be typed or printed beneath his or her signature. It does not appear that you have included the signatures of your directors. Refer to Instruction D(2)(b) of Form 10-K for guidance. Please revise in future periodic filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or Michael McTiernan, Assistant Director, at (202) 551-3852 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief